THE PROVIDENCE SERVICE CORPORATION

5524 East Fourth Street

Tucson, AZ 85711

August 29, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Providence Service Corporation

Withdrawal of Registration Statement on Form S-3 (File No. 333-129993)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), The Providence Service Corporation (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-129993), including all exhibits thereto (the “Registration Statement”), relating to the proposed offering by the Company of common stock.

The Company is requesting withdrawal of the Registration Statement because disclosures contained therein are no longer current and the Company has elected to withdraw the Registration Statement in lieu of amending it. The Registration Statement has not been declared effective by the Securities and Exchange Commission (the “Commission”), and no sales of the securities have been made pursuant to the Registration Statement.

Accordingly, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. The Company also requests that in accordance with Rule 457(p) under the Act that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use by the Company. Please fax a copy of the written order as soon as it is available to Fred Furman, Esq., the Company’s Executive Vice President and General Counsel, at (520) 747-6605, and to the attention of the Company’s outside counsel, Elise Adams, Esq. of Blank Rome LLP, at (212) 885-5001.

Securities and Exchange Commission

Division of Corporation Finance

August 29, 2007

If you have any questions with respect to this matter, please call Mr. Furman at (520) 747-6672 or Ms. Adams at

(212) 885-5544. Thank you for your assistance in this matter.

Very truly yours,

THE PROVIDENCE SERVICE CORPORATION

By:	/s/ Fletcher Jay McCusker
Name:	Fletcher Jay McCusker
Title:	Chief Executive Officer